UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of Noteholders’ Consent Solicitation

December 13, 2022

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT.

MOSCOW, Russia – Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company”) (MOEX: MTSS), a leading provider of digital and media services and Russia’s largest mobile operator, announces the consent solicitation results for its outstanding U.S.$500,000,000 5 per cent. notes due 2023.

On 21 November 2022, the Company announced a consent solicitation in relation to the Notes on the terms and subject to the conditions set forth in the Consent Solicitation Memorandum dated 21 November 2022.

The Company hereby declares that at the Meeting held at 1.00 p.m. (London time) on 13 December 2022 in connection with the Consent Solicitation, the Extraordinary Resolution has been duly passed and has become effective.

Pursuant to the terms of the Extraordinary Resolution, amongst other things, the 30 November 2022 coupon payment under the Notes will be paid by the Company in accordance with the Amended Payment Mechanics within sixty (60) calendar days from 30 November 2022, that is by 30 January 2023.

Questions and requests in connection with the Consent Solicitation should be directed to the Company:

MTS PJSC

4, Marksistskaya Street

109147 Moscow, Russian Federation

Email: kazna@mts.ru

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems Public Joint Stock Company (“MTS” – MOEX: MTSS) is Russia’s largest mobile operator and a leading provider of network-native digital services. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as unified communications, cloud computing and IoT. There are more than 88 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including around 80 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 5,400 owned and franchised retail outlets in Russia, and provides nearly 10 million clients with broadband, TV, and/or fixed-line telephone connectivity, over 10 million users – with OTT and pay TV services. The number of ecosystem clients exceeds 12 million and MTS Bank client base is over 3 million. MTS is majority-owned by Sistema PJSFC, a publicly-traded Russian investment company. MTS’s shares are listed on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including fluctuations of the value of the Russian ruble against the U.S. dollar and the Euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: December 13, 2022